COATES INTERNATIONAL, LTD.
2100 Highway 34 & Ridgewood Road
Wall Township, NJ 07719

March 17, 2010

Via EDGAR

David R. Humphrey, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:  Coates International, Ltd.
Form 10-K for the year ended December 31, 2008
File No. 000-33155

Dear Mr. Humphrey:

The purpose of this letter is to respond to your letter of January 5, 2010 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses.

Form 10-K for the year ended December 31, 2008

Item 8 – Financial Statements and Supplementary Data
Consolidated Statement of Operations, page F-3

1.
We note that you present the gain on sale of land and building within revenues. In this regard, please amend your financial statements to reclassify such amounts to other operating income. For guidance, please refer to ASC Topic 360-10-45-5.

Response: We agree with the comment of the Commission that the proper financial statement presentation should have been to include the gain on sale of land and building in other operating income. We understand and respect your request to amend our Form 10-K for the year ended December 31, 2008. However, we would respectfully ask that the Commission consider we are only about two weeks away from filing our annual report on Form 10-K for the year ended December 31, 2009.  We would also like to point out that I am the sole employee of the Registrant that possesses financial skills and training other than a part time employee that writes up transactions and makes basic postings to the general ledger. Due to our severe cash flow constraints, my time is limited to two days per week. I am currently devoting virtually all of my available time to the ongoing annual audit of our books and records, preparation of our annual report and a number of potential business and financial transactions that we hope will improve the Company’s future prospects. Accordingly, I do not believe it likely that there would be enough time to prepare and file an amendment to last year’s Form 10-K until after we have completed and filed the current year Form 10-K.

We believe that upon filing of our annual report on Form 10-K for the year ended December 31, 2009 that we will have provided our shareholders and the financial community with the clarifying information about the correction being made to the financial statement presentation. Accordingly, what we propose is that in lieu of amending our prior year Form 10-K that the presentation be corrected in the current year Form 10-K along with the following disclosure in Note 1 to the financial statements under significant accounting policies, substantially as follows:

“Certain amounts included in the accompanying financials statements for the year ended December 31, 2008 have been reclassified in order to make them comparable to the amounts presented for the year ended December 31, 2009. In addition, the gain on sale of land and building amounting to $1,495,224 for the year ended December 31, 2008, was improperly presented as a component of revenues in our annual report on Form 10-K for the year ended December 31, 2008. This has been corrected in the accompanying financial statements to present the gain on sale of land and building in other operating income. This correction resulted in a decrease in revenues of $1,495,224 and a corresponding increase in other operating income. There was no effect of this correction on net income, any other financial statement line items or on either basic or fully diluted income per share for the year ended December 31, 2008.”

We believe that this approach accomplishes the mutually desirable objective of promptly bringing a proper level of attention to the required correction.

Form 10-Q for the quarterly period ended September 30, 2009

Notes to Consolidated Financial Statements
Note 6- Termination of Lease, page 10

2.
We note the disclosure that your reacquisition of the property which houses your headquarters as well as your research and development facilities effectively terminated the related operating lease. In this regard, please tell us what consideration was given to allocating a portion of the total purchase price of $2,199,000 to lease termination expense. For analogous guidance, please refer to paragraph B145-B147 of SFAS 141(R) and ASC Topic 420-10-25 through 420-10-30.

Response: As several of the comments contained in your letter dated January 5, 2010 relate to the reacquisition of the property, I believe it would be helpful to provide the background and facts and circumstances related to this transaction. Coates International, Ltd. (“Coates”) originally entered into a sale-leaseback transaction with Dwek Wall, LLC, an entity which we believe was owned and controlled by Solomon Dwek. Solomon Dwek encountered significant legal and financial troubles beginning in 2007 and filed for bankruptcy protection. The Coates property was encumbered by a mortgage loan from J.P. Morgan Chase which was apparently one of the obligations included in the Dwek bankruptcy estate. J.P. Morgan Chase put the property up for public auction at a time when the real estate market was experiencing severe losses in property values.  Coates was notified of J.P. Morgan Chase’s intention to conduct such an auction and was highly desirous of ensuring its continued ability to occupy and operate its business on this property through direct ownership or pursuant to the operating lease. We determined that it was a very important corporate objective and took appropriate steps to submit a bid and secure financing for the reacquisition of the property. The timing of this public auction created an extremely unique opportunity for us to take advantage of the impact of the severely challenged real estate market and bankruptcy proceedings as well as J.P. Morgan Chase’s high level of motivation to dispose of this non-earning asset as quickly as possible. J. P. Morgan was the only other bidder at the auction. They submitted a bid equal to their outstanding balance of their note on the property. Coates submitted the only other bid at auction.

We have accounted for the reacquisition transaction by applying the guidance contained in parargraphs B145-B147 of SFAS 141(R) and ASC Topic 420-10-25 through 420-10-30. We considered whether or not any portion of the purchase price should have been allocable to the cost of exiting the operating lease and concluded that none of the purchase price to reacquire the property should have been allocable to lease exiting costs. Our rationale for this was based on the following:

•
Besides the noteholder, there were no other bidders at auction. We believe that if other bidders were interested in acquiring the property for investment purposes, they would have taken the value of the operating lease into account in submitting a bid on the property. We believe that this would have bid up the auction price to a level that would have exceeded the independently appraised value of the property.

•
At the time the appraisal was performed which was in connection with our financing of the reacquisition price, the independent appraiser was aware that the operating lease would effectively terminate at closing and it could not be considered in the appraisal process. This is clearly stated on Page 17 of the property appraisal prepared by Friel Hall as of June 4, 2009 which states:

“The property rights appraised in this report are that of the unencumbered fee simple title to the subject property. Fee simple is an absolute ownership, subject only to the limitations of eminent domain, escheat, police power and taxation.

The subject property is leased to a tenant, Coates International, Ltd., which is the contract purchaser for the subject property. The purchase by the tenant voids the lease. Hence, the subject property is valued in the fee simple estate.”

•
Also, we considered the fact that the bid we submitted was below the $2,350,000 appraised value of the property, further indicating that there was no inherent premium element included in the price we paid that could have been allocable to the termination of the lease in reacquiring the property.

Note 7- Repurchase of Land and Building, Page 10

3.
Based on disclosures in your previous Form 10-K filings, we note that you originally purchased the land and building that serves as your headquarters as well as your research and development facility from George J. Coates 1991 Family Partnership in 1995. In this regard, please tell us when this building was first constructed and how you determined that it had an estimated useful life of 40 years when you reacquired it during 2009.

Response: The building was originally constructed in 1962 and is considered to be in average condition for a building of this age. It is constructed of concrete block and steel. The roof was completely replaced in 2003.  According to the appraisal, although the building was 47 years old at the date of the appraisal, the effective age of the building is only 15 to 20 years old. In consideration of the durability of concrete block and steel components and the effective rate at which the building is reflecting its age, we selected a useful life for the building component of the property of 40 years. If one assumes the building continues to age at the same pace it has been aging according to the independent appraisal, we estimate that in another 47 years from the reacquisition date, the building would have an effective age of 30 to 40 years. In the interest of conservatism, we decided not to consider a useful life of more than 40 years. According to the appraiser, the pace at which a building ages, is dependent on the extent to which it is properly maintained. The Coates property’s effective age of 15-20 years is a reflection of good maintenance. In a recent discussion with the appraiser, he commented that it is entirely feasible that if we continued to maintain the building the effective age of the building might still be 15-20 years in ten years from now.

4.
You state that you submitted a winning bid at an auction for the property which houses your headquarters as well as research and development facility. Please tell us the facts and circumstances surrounding this auction. In your response, provide us with the following information:

•	whether or not the bidding was open,
•	the approximate number of bidders, if known, and the amount of the highest non-winning bid,
•	the circumstances that gave rise to the commencement of an auction to sell the property, and
•	whether or not your operating lease would have been terminated if you had not been the winning bidder.

In addition, please tell us the identity of the original purchaser of your property in the 2005 sale-leaseback transaction and any relationship they may have had with your company prior to and after such transaction.

Response: The facts and circumstances are as described above in detail at the beginning of the response provided to comment 2, the responses to the bullet point comments are as follows:

•	The bidding was pursuant to an open public auction.
•	There was only one other bidder, J.P. Morgan Chase, the noteholder on the property. J.P. Morgan Chase submitted a bid for $1,895,631.86 plus the amount of unpaid property taxes for one quarter.
•
The auction was presumably commenced by J.P. Morgan Chase in order to dispose of the property and convert this non-earning asset into an earning asset which could be included in its capital computation.

•
As there were no other bidders that did not have an existing interest in the property, it is not possible to make a determination as to whether or not another successful higher bidder would have terminated the operating lease or not.

5.
You indicate that the total purchase price was allocated to the land and to the building based on their relative estimated fair values at the date of acquisition. In this regard, please provide us with the estimated fair value of the land and building used to allocate the purchase price of your acquisition. Also, tell us whether the fair value was determined by appraisal or some other method.

Response: In arriving at the relative fair values of the land and building, we contacted Friel Hall, the independent appraiser that performed the June 4, 2009 appraisal of the Coates property for guidance on selecting a methodology for making this determination. We were advised to make an estimate of the fair value of the land by reference to the most recent sales of comparable parcels of land. Once the estimated fair value of the land was arrived at, the balance of the purchase price would be allocated to the building. Friel Hall provided us with a list of comparable land sales in the area and also provided us with guidelines to adjust the land sales prices based on the actual date of the comparable sale and whether or not the land, which was the subject of the comparable sales, had obtained all necessary approvals for construction of the proposed improvements to the land. After these adjustments were applied, the average price per acre of land was calculated and applied to the actual 6.467 acres of the Coates property to arrive at the estimated fair value of the land. The balance of the purchase price was allocated to the building.

Note 20- Subsequent Events
Joint Venture Formation, page 18

6.
Please provide us with a copy of your joint venture agreement as well as the agreement to raise $300 million through a private placement offering of collateralized zero coupon bonds to institutional investors. In addition, please note these agreements should be filed as exhibits. See Item 601(b)(10) of Regulation S-K.

Response: We agree with the Commission’s comment that this agreement should have been filed as an Exhibit to the Form 10-Q. We terminated the joint venture arrangement in March 2010 and have  disclosed this event on Form 8-K which was filed on March 5, 2010. The original joint venture agreement was filed as an exhibit to that Form 8-K.

We acknowledge the following:

•  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (732) 449-7717 or our attorney, Gregg Jaclin, at (732) 409-1212 if you have any questions or require additional information.

Sincerely, COATES INTERNATIONAL, LTD.

By:	/s/ Barry C. Kaye
Barry C. Kaye
Chief Financial Officer
cc: Juan Migone